Deutsche Lufthansa Aktiengesellschaft
Flughafen-Bereich West, 60546 Frankfurt/Main

Ihre Zeichen Your Ref.	Unsere Zeichen/Datum Our Ref./Date	Telefon/Telefax Telephone/Telefax
	FRA IR, nr 10 August 2006	

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

U.S.A.

06016301

SEC MAIL
AUG 2 3 2006
WASH, D.C.

Deutsche Lufthansa AG
Rule 12g3-2(b) File No. 82-4691

SUPPL

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Deutsche Lufthansa AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Deutsche Lufthansa Aktiengesellschaft
Investor Relations

PROCESSED
AUG 2 8 2006
THOMSON
FINANCIAL

Frank Hülsmann
Senior Vice President

Enclosures

dw 8/24

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Home > Financial Reports > Monthly Reports/ Investor Info > Monthly Report 07/2006

Monthly Report 07/2006

- Investor Info
- Traffic Figures

Investor Info

Capacity utilisation in July 2006 compared with previous year



80
75
70
%
65
60
55
50
78.4
79.1
62.7
65.8
71.6
73.1
2005
2006
Passenger LF
Cargo LF
Group LF

Positive trend in passengers and cargo continued in July
The Lufthansa Passenger Airlines welcomed almost five million passengers (+4.6%) in July 2006. Available capacity was increased only slightly, by 0.6 per cent, whereas sales were up 1.4 per cent on the year. The passenger load factor rose by 0.7 percentage points to 79.1 per cent.

In the Europe traffic region, the number of passengers grew to 3.8 million (+5.6%). With a rise in sales of 7.7 per cent - supported by the betterFly concept - the 5.2 per cent capacity expansion was exceeded significantly, taking the passenger load factor 1.7 percentage points higher to 70.2 per cent.

In the Americas traffic region, capacity was reduced again (-3.1%) as further capacity was shifted in particular from South America to Asia. Sales were lower by 2.0 per cent, the passenger load factor however rose to 84.7 per cent.

Due to this capacity shift the available capacity in the Asia/Pacific traffic region grew by 1.8 per cent. Sales increased by 2.9 per cent and capacity utilisation improved accordingly - by 0.9 percentage points to 82.9 per cent. Passenger numbers also elevated substantially by 6.6 per cent.

The number of passengers in the Middle East/Africa traffic region was down on the year (-6.6%) again, due mainly to the crisis situation in the region. Capacity was scaled back by 2.1 per cent, and both sales (-6.3%) and capacity utilization (-3.4PP.) fell accordingly.

In July, Lufthansa Cargo carried about 149,000 tonnes (+1.0%) of cargo and mail, and while capacity was reduced by 2.0 per cent, sales showed a 2.9 per cent growth. The cargo load factor rose by 3.1 percentage points to 65.8 per cent. The Asia/Pacific traffic region again showed very positive progress, with cargo tonnage climbing by 9.3 per cent and capacity utilisation by 1.3 percentage points to 71.1 per cent.

The Group□s overall load factor rose by 1.5 percentage points to 73.1 per cent.

Lufthansa is expanding its route network
As of 13 September 2006 Lufthansa will fly daily from Munich to São Paulo. From its Munich hub, the airline now serves 100 destinations in 37 countries, including 16 destinations in Asia and America.

As of 1 December 2006, Kolkata (former Calcutta) as the sixth destination in India will be added to Lufthansa's flight schedule. The Indian metropolis will be served directly from Frankfurt three times a week.

Thus, the number of flights a week from Germany to India will grow to 45.

Lufthansa Technik and Jazeera Airways signed contract for maintenance support
Kuwaiti private carrier Jazeera Airways has selected Lufthansa Technik AG to support the engines of its growing fleet of Airbus A320 airplanes. The contract has a term of ten years and is valued more than 70 million US dollars.

LSG Sky Chefs selected for strategic partnership with new Bangalore Airport
LSG Sky Chefs has been selected as one of two strategic partners providing Flight Catering Services at the new Bangalore International Airport after an extensive technical and financial evaluation process. The agreement covers a period of 15 years.

Construction of the new airport has already begun and is scheduled to be completed by April 2008. Forecast over the next eight years expects the annual passenger growth to double at least.

Thomas Cook sells subsidiaries
Thomas Cook AG has sold subsidiaries Thomas Cook Overseas Ltd. (the holding for all of the group's non-European activities) and Thomas Cook Lebanon S.A.L. (active in the fields of travel and financial services, Beirut) to Dubai Financial LLC, Dubai (subsidiary of the Dubai Investment Group LLC). With this disinvestment Thomas Cook follows up its strategic alignment of concentrating on the core business in the European market.

Share of foreign investors in Lufthansa exceeds 40 per cent.
Since 3 August 2006, the share of foreign investors in Lufthansa's share capital has reached 40.29 per cent. A share buy-back as provided for in §4 (1) of the German Aviation Compliance Documentation Act (LuftNaSiG) is currently not intended.

The **next Investor Info** with the traffic figures for August 2006 will be published on 11 September 2006.

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top

Traffic Figures

Lufthansa Passenger Airlines*	**July 2006**	**Yoy %**	**Cumulative**	**Yoy %**
Passengers in 1,000	4,970	+ 4.6	30,410	+ 3.4
Available seat-kilometres (mio)	13,227	+ 0.6	84,482	+ 1.4
Revenue pax-kilometres (mio)	10,457	+ 1.4	63,163	+ 1.0
Passenger load factor (%)	79.1	+ 0.7P.	74.8	- 0.2P.
Number of Flights	55,451	+ 2.3	370,240	+ 2.3
Lufthansa Cargo AG	**July 2006**	**Yoy %**	**Cumulative**	**Yoy %**
Cargo/mail in 1,000 tonnes	149	+ 1.0	1,002	+ 0.7
Available Cargo tonne-km (mio)	1,038	- 2.0	6,856	- 1.7
Revenue Cargo tonne-km (mio)	683	+ 2.9	4,593	+ 2.1
Cargo load-factor (%)	65.8	+ 3.1P.	67.0	+ 2.5P.
Number of Flights	2,008	- 21.7	14,084	- 18.5
Lufthansa Group	**July 2006**	**Yoy %**	**Cumulative**	**Yoy %**
Available tonne-kilometres (mio)	2,376	+ 0.0	15,318	0.0
Revenue tonne-kilometres (mio)	1,736	+ 2.0	10,955	+ 1.5
Overall load factor (%)	73.1	+ 1.5P.	71.5	+ 1.0P.
Number of Flights	57,459	+ 1.2	384,324	+ 1.4

Traffic regions

Europe (incl. Germany)	**July 2006**	**Yoy %**	**Cumulative**	**Yoy %**
Passengers in 1,000	3,845	+ 5.6	23,611	+ 4.4
Available seat-kilometers (mio)	4,048	+ 5.2	25,769	+ 6.0
Revenue pax-kilometers (mio)	2,840	+ 7.7	16,728	+ 7.1
Passenger load-factor (%)	70.2	+ 1.7P.	64.9	+ 0.6P.
Cargo/mail in 1,000 tonnes	61	+ 0.1	417	- 0.6
Available Cargo tonne-km (mio)	102	- 10.5	691	- 2.7
Revenue Cargo tonne-km (mio)	44	- 2.9	299	- 0.9
Cargo load-factor (%)	43.7	+ 3.5P.	43.2	+ 0.7P.
America (North and South)	**July 2006**	**Yoy %**	**Cumulative**	**Yoy %**
Passengers in 1,000	613	+ 0.6	3,400	- 2.6
Available seat-kilometers (mio)	4,999	- 3.1	29,769	- 4.0
Revenue pax-kilometers (mio)	4,237	- 2.0	24,065	- 4.2
Passenger load-factor (%)	84.7	+ 0.9P.	80.8	- 0.2P.
Cargo/mail in 1,000 tonnes	40	- 3.9	259	- 4.2
Available Cargo tonne-km (mio)	397	- 5.2	2,451	- 8.4
Revenue Cargo tonne-km (mio)	266	+ 0.7	1,716	- 2.6
Cargo load-factor (%)	67.0	+ 3.9P.	70.0	+ 4.2P.
Asia/Pacific	**July 2006**	**Yoy %**	**Cumulative**	**Yoy %**
Passengers in 1,000	351	+ 6.6	2,300	+ 4.8
Available seat-kilometers (mio)	3,268	+ 1.8	22,256	+ 3.8
Revenue pax-kilometers (mio)	2,709	+ 2.9	17,721	+ 4.2
Passenger load-factor (%)	82.9	+ 0.9P.	79.6	+ 0.2P.
Cargo/mail in 1,000 tonnes	39	+ 9.3	263	+ 8.8
Available Cargo tonne-km (mio)	462	+ 4.4	3,138	+ 3.8
Revenue Cargo tonne-km (mio)	328	+ 6.4	2,239	+ 6.4
Cargo load-factor (%)	71.1	+ 1.3P.	71.3	+ 1.7P.
Middle East & Africa	**July 2006**	**Yoy %**	**Cumulative**	**Yoy %**
Passengers in 1,000	156	- 6.6	1,072	- 2.0
Available seat-kilometers (mio)	902	- 2.1	6,624	+ 1.4
Revenue pax-kilometers (mio)	665	- 6.3	4,608	- 3.2
Passenger load-factor (%)	73.7	- 3.4P.	69.6	- 3.2P.
Cargo/mail in 1,000 tonnes	8	- 4.8	63	+ 0.2

Available Cargo tonne-km (mio)	'77	- 8.0	576	+ 2.2
Revenue Cargo tonne-km (mio)	44	- 2.1	340	+ 2.9
Cargo load-factor (%)	56.9	+ 3.5P.	58.9	+ 0.4P.

* Deutsche Lufthansa AG + Lufthansa Regional 9 August 2006

Deutsche Lufthansa AG - Investor Relations
Tel. +49 69 696-90997, Fax -90990
E-Mail: **investor.relations@dlh.de**
Internet: **www.lufthansa-financials.com**

9 August 2006

Last modified: Aug 9, 2006

Foreign shareholders hold 40 per cent of Deutsche Lufthansa AG stock

03.08.2006

A share buy-back as provided for in §4 (1) of the German Aviation Compliance Documentation Act (LuftNaSiG) is not planned

As of 3 August 2006, 40.29 per cent of the shareholders recorded in the Deutsche Lufthansa AG's share register are not German nationals respectively companies not domiciled in Germany.

In order to retain the air traffic operating licence under European law and air traffic rights to fly to international destinations outside Europe, the proportion of foreign shareholders may not exceed 50 per cent of the company's share capital. When the proportion of foreign shareholders reaches 40 per cent, the company is therefore authorised under §4 (1) of the German Aviation Compliance Documentation Act (LuftNaSiG) together with §71 (1) No. 1 of the German Stock Corporation Act (AktG) to buy back its own shares to prevent imminent excessive foreign control. After a careful analysis of share trading, Lufthansa does not currently see a threat of excessive foreign control, however, and continues to place its confidence in the self-regulation of the capital market. At the present time the company will therefore not make use of the share buy-back option afforded by §4 (1) LuftNaSiG.

§6 (1) LuftNaSiG requires Deutsche Lufthansa AG to report on the nationality of its shareholders every quarter. When certain thresholds for the number of shares held by foreign shareholders are reached, §6 (2) LuftNaSiG also provides for an obligatory disclosure pursuant to §15 WpHG.

More Information

- **The German Aviation Compliance Documentation Act (LuftNaSiG)**

Last modified: Aug 3, 2006

Share of foreign investors in Lufthansa exceeds 40 %

03.08.2006

Share buy back is not planned

Since 3 August 2006, the share of foreign investors in Lufthansa´s share capital has reached 40.29 per cent.

In order to retain the air traffic operating licence under European law and air traffic rights to fly to destinations outside Europe, the proportion of foreign shareholders may not exceed 50 per cent of the company's share capital. When the proportion of foreign shareholders reaches 40 per cent, the company is therefore authorised by the German Aviation Compliance Documentation Act to buy back its own shares to prevent imminent excessive foreign control.

After a careful analysis of share trading, Lufthansa however does not currently see a threat of excessive foreign control. The company continues to place its confidence in the self-regulation of the capital market. Therefore Lufthansa will currently not make use of the share buy-back option.

The German Aviation Compliance Documentation Act requires Lufthansa to report on the nationality of its shareholders every quarter. When certain thresholds for the number of shares held by foreign shareholders are reached, e.g. 40 per cent, the act also provides for an obligatory disclosure.

Deutsche Lufthansa AG
Corporate Communications
http://media.lufthansa.com

Last modified: Aug 3, 2006

Thomas Cook sells subsidiaries

03.08.2006

Thomas Cook Overseas Ltd. and Thomas Cook Lebanon sold to Dubai Financial LLC - continuation of "Asset light" strategy

Oberursel, 3rd August 2006 - Thomas Cook AG has sold subsidiaries Thomas Cook Overseas Ltd. and Thomas Cook Lebanon S.A.L. to Dubai Financial LLC, Dubai. Dubai Financial LLC is also acquiring brand licenses for several Near and Middle East countries. The Dubai-based company acquired Thomas Cook India Ltd. in January 2006. During the whole process Thomas Cook AG was supported by Munich-based consulting group Rothgordt & Cie.

Thomas Cook Overseas Ltd., a hundred-percent subsidiary of Thomas Cook UK Ltd., bundles the group's activities in Egypt and is active in the fields of corporate and private travel and financial services. The company was founded in 1947 and was traditionally the holding for all of the group's non-European activities. Today, Thomas Cook Overseas Ltd. includes 19 travel agencies and 22 currency exchanges in Egypt with 371 employees (at 31. October 2005), and last business year had a turnover of just under 6 million euros.
Thomas Cook Lebanon S.A.L. was founded in June 2004 and is active in the fields of travel and financial services. The company operates a travel agency and a currency exchange in Beirut with eight employees.

Background: Thomas Cook AG is continuing its disinvestment programme by disposing of these subsidiaries. Its aim is to pursue a highly flexible business model with minimum capital tie-up ("Asset light"). The main business with a focus on Europe is the sale of package holidays, components and services that are tailored to customers' specific requirements, utilising the full band width of sales channels.

--
Thomas Cook AG is Europe's second biggest tour operator with 23,300 employees, 33 operator brands, a fleet of 76 aircraft and 2400 travel agencies. In the 2004/05 financial year the company achieved a turnover of 7.7 billion euros. Shares are held equally by KarstadtQuelle AG and Deutsche Lufthansa AG.

Dubai Financial LLC is a subsidiary of the Dubai Investment Group LLC (DIG). DIG is the global investment company of Dubai Holding; it is based in the Emirate of Dubai and has subsidiaries all over the world, including New York, London and Kuala Lumpur. DIG focuses on investments that have a potential for a long-term good performance. The company maintains a diversified and rapidly growing portfolio of direct and indirect participations with the focus on financial services, industrial involvement, telecommunications and hotels.
--

Press contact:
Thomas Cook AG
Corporate Communications
Tel.: +49 - 61 71 - 65-1700
Fax: +49 - 61 71 - 65-1060
E-mail: press-office@thomascookag.com
Internet: www.thomascook.info

Last modified: Aug 3, 2006

Lufthansa lifts first-half profits

27.07.2006

Operating profits increased to 297 million euros/Improved full-year result anticipated

Lufthansa has continued its successful course and reports significantly higher profits for the first six months of 2006. The Group lifted operating profits by 44 million euros to
297 million euros. Net profit for the term rose against the break-even result in the first half 2005 to 85 million euros.

Commenting on the first-half results, Lufthansa Chairman and CEO Wolfgang Mayrhuber said: "Our strategy is working and we are doing our homework. That is paying off. Our results are fully in line with planning." The second quarter, especially, was highly gratifying for the Group. Operating profits in that quarter were up by 93 million euros to 372 million euros. The Lufthansa Chairman remains optimistic for the full year and is now expecting the Group to improve on the year-earlier results. Last year, the Lufthansa Group returned a profit of 577 million euros.

"We can see progress and potential in all our business segments," Mayrhuber emphasised. It is, however, especially important that good results were achieved in our core passenger business. "Raising profits by close to 40 million euros despite the high oil prices demonstrates Lufthansa's strength," said the Chairman. "Our customers are flocking to Lufthansa. They appreciate our quality, the professionalism of our staff and the customised products which Lufthansa offers them." With that approach, the Group has improved yields in all traffic areas. "Our market driven capacity expansion was exactly right."

Wolfgang Mayrhuber emphasised that Lufthansa has succeeded in saving while, simultaneously, continuing to develop high-level quality and service. "We are saving in the right place, namely at our Company and with partners. We are not saving at the customers we are investing for them. Customer satisfaction remains at a high level. Our premium products in First and Business Class, the Lufthansa Private Jet Service and the highly attractive "Better Fly" economy fares are meeting with an enthusiastic response."

All the business segments contributed to the first-half success with operating profits. Wolfgang Mayrhuber is highly satisfied with the integration of SWISS in the Lufthansa Group. SWISS has returned to profit and will continue on its successful course, he observed.

The Lufthansa Chairman emphasised that the Group will continue unchanged its action plan which has to date realised savings of one billion euros. "Our objective is to boost earnings by 1.2 billion euros by the end of this year and we will achieve that target." Saving is today an ongoing challenge and the pressure to reduce costs remains unchanged in face of high oil prices and the unrelenting, strong competition. "We have no intention of sitting back but will continue to seek ways of raising earnings and lowering costs. Only in that way can we create perspectives for the staff and shareholders. Only in that way can we invest for our customers."

First-half figures 2006

In the first six months of 2006, the Lufthansa Group generated revenues totalling 9.6 billion euros, a year-on-year increase of 14.2 per cent. Like all other figures, the revenue total is only partly comparable with the first half in the previous year owing to the first-time consolidation of the Eurowings group. However, higher passenger numbers and rising yields also increased the traffic revenues returned by the Group's airlines by 13.9 per cent to 7.4 billion euros.

Operating expenses rose by 12.5 per cent to 9.9 billion euros but the increase remained below the growth in revenues. Aside from the expanded group of consolidated companies, the increase was largely attributable to the high oil price. In the first six months of the year, the Group's airlines spent 1.6 billion euros on fuel. That was 516 million euros or 46.5 per cent more than at the halfway stage in the previous year.

Lufthansa posted a first-half operating profit of 297 million euros, an increase of 44 million euros on the year-earlier level. An improvement of 100 million euros in the financial result lifted the Group's net profit to 85 million euros. The financial result reflects principally a good result from subsidiaries: SWISS made a positive contribution to Group profits. Thomas Cook AG improved its year-on-year results. The Group broke even on its
first-half net result in 2005.

The Group's capital expenditure in the first six months totalled 876 million euros, of which 267 million euros was invested in aircraft. Operating cash flow totalled 697 million euros. Net indebtedness totalled 101 million euros at 30 June 2006.

		January-June 2006	**January-June 2005**	**change in %**	**April - June 2006**	**April - June 2005**
Revenue	Mio. EUR	9,648	8,451	+ 14.2	5,202	4,548
of which traffic revenue	Mio. EUR	7,437	6,531	+ 13.9	4,073	3,552
Profit from operating activities	Mio. EUR	338	260	+ 30	384	289
Group result	Mio. EUR	85	0*	-	183	116
Operating result	Mio. EUR	297	253	+ 17.4	372	279
Capital expenditure	Mio. EUR	876	690	+ 27.0	264	210
Cash flow	Mio. EUR	697	727	- 4.1	407	594
Employees (as of 30 June 2006)		93,005	90,373	+ 2.9	-	-
Earnings per share	EUR	0.19	0.00**	-	0.40	0.25

* Rounded below € 1m
** below € 0,01
Previous year's figures only partly comparable due to changes in the group of consolidated companies.

Interim Report

▹ **Here you will find the Interim Report and more information on the half-year result.**

Deutsche Lufthansa AG
Corporate Communications
http://media.lufthansa.com

Disclaimer in respect of forward-looking statements
Information published in this press release with regard to the future development of the Lufthansa Group and its subsidiaries consists purely of forecasts and assessments and not of definitive historical facts. These forward-looking statements are based on all discernible information, facts and expectations available at the time. They can, therefore, only claim validity up to the date of their publication. Since forward-looking statements are by their very nature subject to uncertainties and imponderable risk factors - such as changes in underlying economic conditions - and rest on assumptions that may not or divergently occur, it is possible that the Group's actual results and development may differ materially from those implied by the forecasts. Lufthansa makes a point of checking and updating the information it publishes. It cannot, however, assume any obligation to adapt forward-looking statements to accommodate events or developments that may occur at some later date. It neither expressly nor conclusively accepts liability, nor gives any guarantee, for the actuality, accuracy and completeness of this data and information.

Lufthansa increased the operating result by 17.4 % to EUR 297m in the first half year 2006

26.07.2006

The Lufthansa Group closed the half year 2006 with revenue of EUR 9.6bn (H1 2005: EUR 8.5bn) and an operating result of EUR 297m (H1 2005: EUR 253m). The net result climbed to EUR 85m after a balanced result in the previous year. When comparing these figures with those of the previous year, the enlarged group of consolidated companies through inclusion of the stake acquired in AirTrust (SWISS Holding) in 2005 and the companies in the Eurowings group have to be taken into account.

Lufthansa will publish detailed information on its 2nd Interim Report 2006 on July 27th, 2006. The data will be released on the internet at www.lufthansa-financials.com at 08:30 a.m. CEST.

Deutsche Lufthansa AG
Investor Relations
Frank Hülsmann
Tel. +49 69 696 28001, Fax +49 69 696 90990
Email: investor.relations@dlh.de

26 July 2006

Last modified: Jul 27, 2006

LSG Sky Chefs and Gate Gourmet to form a venture in Paris

20.07.2006

The European Commission has approved the companies' proposed catering joint venture.

Gate Gourmet France and LSG Sky Chefs France have been informed by the European Commission that it has approved the companies' proposed catering joint venture in Paris.
"We appreciate and welcome the EC's approval, which clears the way to close the transaction and to begin implementing the joint venture," the companies said in a statement. No implementation timetable was announced.

The two catering firms announced their intention to form the 50/50 venture in April as a means of returning to profitability and developing new business to ensure their long-term viability in Paris.

The venture will act as a stand-alone company and will have its own sales and marketing function.

Gate Gourmet in brief:
- Gate Gourmet France was founded in 1999. It employs 295 people on its Roissy CDG site and produced a little more than 3 million meals in 2005.
- Founded in 1992, Gate Gourmet is a market leader in the airline catering business. With approximately 22'000 employees globally, Gate Gourmet serves its customers in 109 kitchens, in 29 countries, on five continents, and provides meals to more than 300 million passengers annually.

LSG Sky Chefs in brief:
- The LSG Sky Chefs France unit started operation in 1974. In 2005, some 600 employees produced 4.2 million meals per year in the LSG Sky Chefs premises, located at Roissy CDG.
- LSG Sky Chefs is the world's largest provider of airline catering and in-flight solutions. LSG Sky Chefs caters 270 airlines from almost 190 customer service centers in 49 countries and produces around 369 million airline meals a year. In 2005, the companies belonging to LSG Sky Chefs Group achieved consolidated revenues of 2.2 billion EUR.

Contact

For Gate Gourmet International:
John Bronson
Phone +1 703 964 2362

For LSG Sky Chefs:
Martin Riecken
Phone +49 6102 5999 126

Last modified: Jul 27, 2006

Lufthansa Technik and Jazeera Airways signed contract for maintenance support

18.07.2006

Lufthansa Technik broadens relationship with new Kuwaiti carrier

Jazeera Airways extends contract with Total Engine Support TES®

New contract for encompassing maintenance support for Airbus A320 in Kuwait

Kuwaiti private carrier Jazeera Airways has selected Lufthansa Technik AG, the leading provider for maintenance, repair and overhaul (MRO) of airplanes, components and engines, to support the engines of its growing fleet of Airbus A320 airplanes and extended the existing Total Technical Support TTS® contract with a Total Engine Support TES® agreement, valued more than 70 million US dollars.

Over the next ten years Lufthansa Technik's engine division will exclusively serve the CFM International CFM56-5B2 engines on power-by-the-hour terms for a minimum of four airplanes already flying for Jazeera Airways. The agreement will also cover any additional airplane joining its fleet in the future. On request Lufthansa Technik will offer additional services like spare engine support or its Airline Support Teams AST®, which in case of an AOG (aircraft on ground) immediately diagnose engine problems and repair them on the spot.

At the Dubai Airshow 2005 both partners signed already a Total Technical Support TTS® contract under which Lufthansa Technik provides encompassing engineering services and maintenance support at Jazeera Airways' hub in Kuwait. In addition a complete component support covering all related parts and including a participation in Lufthansa Technik's component pool rounds off the existing cooperation. Lufthansa Technik as well assists Jazeera Airways in setting up an own EASA Part 145 certified line maintenance base. "Today, we are more than happy to strengthen our relationship with Lufthansa Technik by signing a new engine support contract. Working together for quite some time since the start of our operation we are relying on a seamless technical support in every respect", says Marwan Boodai, Chairman and Chief Executive Officer, Jazeera Airways during a signing ceremony at the Farnborough International Airshow 2006. "We are opening a new chapter in air travel in the Middle East region and from the beginning we have been selecting the best partners to help us; Lufthansa Technik, one of the most renowned providers in the industry, is definitely one".

"Being selected for this very far-reaching MRO agreement is an important step for our business in the Middle East region. As the latest start-up carrier in the Middle East region, Jazeera Airways operates already an ambitious network with special operation requirements for highly utilized airplanes - now with signing the new engine contract we closed the last gap to become a nose-to-tail MRO service provider for Jazeera Airways," says Dr. Burkhard Andrich, Senior Vice President Engine Services, Lufthansa Technik AG.

Jazeera Airways is the first privately owned airline in Kuwait and the Middle East. It was established in Kuwait in 2004 as a public shareholding company in suit of the Kuwaiti Government's move to liberate the aviation sector. The airline operates its own brand new Airbus A320 aircraft, which are fitted with leather seats comfortably seating 165 passengers, who can enjoy ample leg space and real TV entertainment. Travellers also have the choice of purchasing a wide selection of food and beverages onboard. With arrival of the fourth airplane, the airline expanded its network to cover 10 destinations these being: Dubai, Beirut, Amman, Bahrain, Aleppo, Luxor, Damascus, Alexandria, New Delhi and Mumbai. The airline also has plans to begin flying to Mashad (Iran) in the near future.

With inquiries or for more information, contact:

Lufthansa Technik AG
Corporate Communications
www.lufthansa-technik.com

Jazeera Airways KSC

Lufthansa

2nd Interim Report
January – June 2006

EUR operating result

+9.3%

increase in average yields of
Lufthansa Passenger Airlines

EUR revenue

Dear shareholders,

Lufthansa continues flying on track. Demand for our services has grown considerably, leading to a record revenue for the first half-year of EUR 9.6bn. At the same time costs were kept in check, despite further oil price increases. The operating result of the Lufthansa Group went up by 17.4 per cent to EUR 297m in the previous year (EUR 253m). The core business segment Passenger Transportation made a major contribution to this improved result.

The share

In mid-May German stock markets began a consolidation phase, which had been expected after three years of steady upward development. The DAX lost 4.8 per cent in the second quarter of 2006. Despite persistently high oil prices the Lufthansa share outperformed the market, showing lower losses. The share price shrank by 2.5 per cent to EUR 14.40. Taking the dividend payment made on 18 May of EUR 0.50 into account, the return for the quarter was even in the black by almost 1.0 per cent. One reason for the comparatively sound performance was the growing interest of international investors, who have started looking more closely at the Lufthansa shares thanks to the good operational results recently. Most analysts also raised their price target for the Lufthansa share following the last quarterly figures. Analysts' ratings are published regularly on our website.

German investors held 62.7 per cent of Lufthansa's share capital as of 30 June 2006. US investors were the second largest group, holding 14.8 per cent, followed by the UK in third place with 10.1 per cent.

On 9 June 2006 AXA S.A., Paris, made a mandatory announcement stating that several asset management companies belonging to their group held a total of 5.45 per cent of Lufthansa's share capital. As of 14 July this stake – mostly held in the USA – had risen to 10.56 per cent. The free float remains at 100 per cent.

Lufthansa's share price trend (indexed on 31.3.2006)
in the second quarter of 2006 compared with the German DAX


110
100
90
80
Lufthansa
DAX
31.3. 7.4. 14.4. 21.4. 28.4. 5.5. 12.5. 19.5. 26.5. 2.6. 9.6. 16.6. 23.6. 30.6.
2006

Important events in the second quarter

Following negotiations, Deutsche Lufthansa AG and the pilots' union Vereinigung Cockpit reached agreement on 1 April 2006 on a new pay settlement for the approximately 4,000 pilots of Lufthansa and Lufthansa Cargo, to run for 18 months. The settlement provides for gradual pay increases of 2.5 per cent from 1 July 2006 and 1.5 per cent from 1 March 2007 and has a total volume of below 3.0 per cent over the term. The pilots are also to forgo part of their variable compensation in exchange for a successive reduction in the number of overtime flying hours required to qualify for overtime pay.

In mid-April the staff of LSG Sky Chefs in the USA agreed to an exceptional amendment to their wage agreement which will lead to annual savings in staff costs of around USD 50m from 2007. Amendments to or cancellation of long-term rental agreements led to further cost reductions of almost USD 4m per year.

On 26 April Deutsche Lufthansa AG issued a euro-benchmark bond for EUR 500m with a seven-year term and a coupon of 4.625 per cent. The bond has been listed on the Frankfurt Stock Exchange since 8 May (ISIN: DE 000A0JQA39).

At Fraport's Annual General Meeting on 31 May Wolfgang Mayrhuber, Lufthansa's Chairman of the Executive Board, was elected to the Supervisory Board of Fraport AG. We currently hold 9.99 per cent of Fraport's share capital.

Expenses

Increased revenue was accompanied with a rise in operating expenses. These went up in the first half of the year by 12.5 per cent to EUR 9.9bn. In addition to consolidation effects (+2.5 per cent) fuel costs were largely responsible for the rise, going up by 46.5 per cent to EUR 1.6bn. Higher volumes (+3 per cent), inflated prices (+34.2 per cent including hedging) and changed currency parities (+9.3 percent) added up to additional expenses of EUR 516m. Without the successful fuel price hedging expenses would have been EUR 89m higher. Fees and charges increased by 12.8 per cent to EUR 1.4bn, due mainly to changes in the group of consolidated companies, increased traffic volume and a rise in security charges as a result of the new EU directive. In total, costs of materials and services grew by 21.0 per cent to EUR 5.0bn. Staff costs rose by 7.7 per cent to EUR 2.5m. As well as provisions for one-off payments at LSG Sky Chefs and changes in the group of consolidated companies, higher additions to provisions for retirement benefit obligations as a result of a reduction in the discount rate were also responsible for the increase. Other operating expenses were up by 4.6 per cent to EUR 1.9bn.

On 30 June 2006 the Group's workforce totalled 93,005 employees, or 2.9 per cent more than in the previous year. Adjusted for changes in the group of consolidated companies, the number of employees would have been 0.7 per cent higher than in the previous year.

Result

The Lufthansa Group recorded an operating result for the first half-year of EUR 297m (+17.4 per cent), the profit/loss from operating activities showed even stronger growth of 30.0 per cent to EUR 338m. The financial result improved from EUR -185m to EUR -85m, resulting in a profit before income taxes of EUR 253m compared with EUR 75m in the previous year. The net result climbed to EUR 85m after a balanced result in the previous year.

Group fleet
Number of commercial aircraft as at 30.6.2006

Manufacturer/Type	Lufthansa	Lufthansa Cargo	CityLine	Air Dolomiti	Germanwings	Eurowings	**Group**	Change: vis-à-vis 30.6.2005	Change: vis-à-vis 31.12.2005	Share: thereof Finance/ Operating Lease
Airbus A300	14	–	–	–	–	–	14	–	–	–
Airbus A310	5	–	–	–	–	–	5	– 1	–	–
Airbus A319 *	20	–	–	–	17 **	–	37	+ 17	–	13
Airbus A320	36	–	–	–	3 **	–	39	+ 3	–	3
Airbus A321	26	–	–	–	–	–	26	–	–	1
Airbus A330	12	–	–	–	–	–	12	+ 2	–	2
Airbus A340	39	–	–	–	–	–	39	– 1	–	1
Boeing 747	30	–	–	–	–	–	30	– 2	–	1
Boeing 737	63	–	–	–	–	–	63	–	–	2
MD 11F	–	19	–	–	–	–	19	–	–	–
Canadair *	9	–	59	–	–	8 **	76	+ 4	– 3	8
BAE 146	–	–	–	5	–	14 **	19	+ 17	–	18
AVRO	–	–	18	–	–	–	18	–	–	13
ATR	–	–	–	14	–	15 **	29	+ 13	–	21
Gesamt	**254**	**19**	**77**	**19**	**20**	**37**	**426**	**+ 52**	**– 3**	**83**

Leasing rate Lufthansa Group: 19%
* Two of the A319 owned by Lufthansa are leased to Germanwings / Nine Canadair owned by Lufthansa are leased to Eurowings.
** Newly included in the group of consolidated companies.

The business segments

Segment Passenger Transportation

Passenger Transportation*

		January – June 2006	January – June 2005	Change in %
Revenue	€m	**6,521**	5,672	15.0
Segment result	€m	**236**	115	105.2
Operating result	€m	**140**	103	35.9
EBITDA**	€m	**571**	443	28.9
Employees as at 30 June	number	**37,897**	35,197	7.7
Passengers carried***	thousands	**25,468**	24,678	3.3
Available seat-kilometres***	millions	**71,256**	70,171	1.5
Revenue passenger-kilometres***	millions	**52,701**	52,142	0.9
Passenger load factor***	%	**74.0**	74.3	- 0.3 P.

* Due to changes in the group of consolidated companies, the comparability of prior year figures is limited.
** Before profit transfer from other business segments.
*** Lufthansa Passenger Airlines.

The group of companies consolidated in the Passenger Transportation segment has changed compared to the second quarter 2005. The Eurowings group and AirTrust, and therefore also SWISS recorded at equity, have been included in the consolidation, two companies have been removed. A full comparison with the figures for the previous year is therefore limited. The group of consolidated companies also includes Air Dolomiti, Lufthansa CityLine and a number of aircraft financing companies.

The Lufthansa Passenger Airlines (Deutsche Lufthansa AG and the companies collaborating under the Lufthansa Regional brand – CityLine, Air Dolomiti, Eurowings, Contact Air and Augsburg Airways) transported 25.5 million passengers in the first half-year, 3.3 per cent more than in the same period last year. Capacity was expanded slightly by 1.5 per cent, but could not be fully placed in the market given an increase in demand of 0.9 percent. The passenger load factor therefore declined marginally compared to the previous year (– 0.3 percentage points).

In our home market Europe we are pleased to report a 4.3 per cent growth in passenger numbers thanks to the betterFly concept, the 2006 football World Cup and additional charter flights. Demand grew faster (+ 7.0 percent) than our additional capacity (+ 6.2 per cent) and hence we improved the passenger load factor by 0.5 percentage points over the previous year to 64.0 per cent.

In the Asia/Pacific traffic region we achieved strong growth in passenger numbers (+ 4.6 per cent). The additional capacity of 4.2 per cent – derived from a transfer of capacity from the Americas traffic region – was fully absorbed in the market (+ 4.5 per cent). The passenger load factor was at 79.1 per cent slightly above last year's level (+ 0.2 percentage points).

In the Americas traffic region we reduced capacity (– 4.2 per cent) on the South Atlantic routes. In North Atlantic traffic we actively focussed on business travel and made clear improvements to the yield structure on our flights. The total number of passengers decreased by 3.3 per cent. Sales (– 4.7 per cent) and load factor (– 0.5 percentage points) also dropped.

The Middle East/Africa traffic region remained difficult due to the uneasy political situation in the Middle East: passenger numbers (– 1.2 per cent), sales (– 2.5 per cent) and utilisation (– 3.1 percentage points to 69.0 per cent) all declined.

In the first half of the year Lufthansa Passenger Airlines made distinct improvements to the yield structure on its flights. It was helped by brisk demand for our premium products such as the Private Jet service. The resulting improvement of average yields (+ 9.3 per cent) and the changes to the group of consolidated companies brought a 15.0 per cent rise in traffic revenue to EUR 6.1 bn, of which the Lufthansa Passenger Airlines accounted for 96.0 per cent. Other operating revenue was also clearly ahead of last year's at EUR 398m (+ 14.0 per cent). Total revenue in the segment Passenger Transportation increased by 15.0 per cent to EUR 6.5bn. Including other segment revenue of EUR 415m (+ 8.1 per cent), the segment generated total segment income of EUR 6.9bn.

Segment expenses in the first six months of the year were EUR 6.7bn (+ EUR 759m). Due to higher fuel costs the largest increase was in the cost of material and services, which climbed by 18.8 per cent to EUR 3.9bn. As a result of higher fuel prices and changes in the group of consolidated companies, the airlines in the segment Passenger Transportation had to spend EUR 1.4bn on fuel,

Segment expenses went up by 6.2 per cent to EUR 1.4bn in total. The cost of materials and services as the sum of fuel, charter and MRO expense grew by EUR 91m to EUR 951m. Fuel remains the major cost driver. The sharp price rises and changes in the euro/US dollar exchange rate resulted in EUR 65m higher fuel costs at a total of EUR 240m. Charter expense increased by EUR 17m to EUR 455m. Higher marketing expenses for the belly capacity of Lufthansa Passenger Airlines are largely responsible for the rise. MRO expense climbed by EUR 2.0m to EUR 61m. This figure is not fully comparable with the previous year due to a different billing system for aircraft maintenance – changing from flat rate to accounting effective accrued overhaul events.

Staff costs increased by EUR 6m compared with the previous year to EUR 168m. The reduction in staff numbers of 1.7 per cent to 4,679 was countervailed by higher additions to provisions for early retirement and retirement benefit obligations.

Depreciation declined by 1.5 per cent to EUR 66m. Capital expenditure dropped by EUR 23m to EUR 3m compared with the previous year due to the completed fleet rollover. Other segment expenses decreased by EUR 15m to EUR 208m.

The first quarter's positive results continued for the half-year. The segment result increased strongly by EUR 27m to EUR 62m (+77.1 per cent) compared with the previous year. The operating result also showed a clear improvement, up EUR 20m to EUR 47m (+135.0 per cent).

Leading economic researchers and trade associations expect the global economy to continue its positive trend into the second half of 2006. Despite the impact this will have on the airfreight market, recent months have shown that the intense competition is leading to pressure on average yields. Lufthansa Cargo intends to continue its drive for sustainable quality and utilisation improvements with the "Excellence & Growth" programme and is aiming for a 2006 operating result on a par with last year's.

As part of the pay settlement recently agreed, new compensation schemes are to be introduced on 1 September 2006 for all ground staff at Lufthansa Cargo covered by the settlement. Besides a simplified compensation structure, the new wage agreement also gives Lufthansa Cargo the opportunity to create a system for generating longer-term, sustainable and competitive cost and employment structures in freight handling.

With effect from 1 September, Lufthansa Cargo is taking over the marketing for freight capacity and freight handling for AirMadrid. This will enable Lufthansa Cargo to offer its customers even more routes from and to South America. As part of the agreement the cargo-airline will open five new handling stations in Latin America.

Swissport and Lufthansa Cargo are bundling their cargo handling activities at the airport in Hanover. The new joint venture will carry out airfreight handling for more than 40 airlines. This represents around 75 per cent of the total cargo volume handled at Hanover airport.

Segment Maintenance, Repair and Overhaul (MRO)

Lufthansa Technik Group

		January – June 2006	January – June 2005	Change in %
Revenue	€m	**1,687**	1,534	10.0
Segment result	€m	**124**	148	– 16.2
Operating result	€m	**111**	138	– 19.6
EBITDA	€m	**161**	177	– 9.0
Employees as at 30 June	number	**17,874**	17,673	1.1

The Lufthansa Technik group continued its revenue growth in the second quarter 2006 and benefited from the recovery in demand on the maintenance, repair and overhaul (MRO) market.

233 additional contracts with an expected revenue of EUR 325m had been signed and 40 new customers acquired up to the end of June 2006. Lufthansa Technik currently services 1,166 aircraft worldwide, an increase of 11.6 per cent over last year.

The main contributor to the increased revenue was new business, which grew by EUR 153m to EUR 1.7bn (+10.0 per cent). The share of total revenue generated with third-party customers gained 5.2 percentage points and totals now at 60.7 per cent. Revenue in this customer segment grew by 20.2 per cent (EUR 172m) to EUR 1.0bn. However, revenue from companies within the Lufthansa Group declined. These had been higher in 2005 as a result of refitting the long-haul fleet with the new business class. At the same time fewer engine events accrued in the first half of 2006. Intersegment revenue fell by EUR 19m (–2.8 per cent) to EUR 663m. In total the MRO segment achieved segment revenue of EUR 1.8bn (+9.9 per cent).

The cost reduction and efficiency programme "Perspectives Technik" continues throughout 2006. The goal is to achieve sustainable cost savings of EUR 240m by 2007. Savings to date reached a cumulative total of EUR 176m in the second quarter.

Segment expenses climbed by EUR 183m compared with the previous year to EUR 1.6bn (+12.6 per cent). Given the higher business volume, the largest jump occurred in materials and services, which grew by EUR 149m to EUR 872m (+20.6 per cent). Staff costs went up by EUR 18m to EUR 478m. This is due both to an increase in the number of employees and higher additions to provisions for retirement benefit obligations. The number of employees increased by 201 to 17,874 as of 30 June.

Depreciation was EUR 3m higher at EUR 37m. Other operating expenses grew by EUR 13m to EUR 247m due to the greater deployment of external staff and follow-on costs for finished goods.

Segment capital expenditure amounted to EUR 45m (+EUR 2m), for the purchase of extra spare engines, new machines,

Segment Leisure Travel

Thomas Cook AG

		1.11.2005 –30.4.2006	1.11.2004 –30.4.2005	Change in %
Group revenue	€m	**2,436**	2,404	1.3
Result from operations (EBITA)	€m	**– 200**	– 217	7.8
Average number of employees	number	**19,241**	21,775	– 11.6

Thomas Cook AG continued to perform well in the first half of the year. Improved cost structures and increased market share enabled the company to outperform the market. In the German market especially, Thomas Cook AG outshone the competition in a weak trading environment. In Britain Thomas Cook UK is less affected by the clear downturn in business than the market as a whole.

In the first six months of the financial year 2005/2006 around 3.2 million leisure passengers travelled with Thomas Cook AG (– 1.3 per cent). Adjusted for the sale of Aldiana this represents a decline of 0.8 per cent. In Germany Thomas Cook outperformed the market with growth of 2.6 per cent to 1.3 million passengers (tour operators not including seat-only sales at Condor). The number of leisure travellers was down by 2.8 per cent in Britain, however, due to a general weak market. The sales market West (Netherlands, France, Belgium) showed a drop of 5.8 per cent, whilst the sales market International was able to grow by 25.7 per cent.

The airline Condor (Segment Airlines Germany) has sustained last year's excellent performance. With a major increase in capacity, passenger numbers climbed by 9.5 per cent to almost 2.9 million. Both tour operator business with growth of 10.7 per cent and seat-only sales (+ 10.0 per cent) contributed to this expansion.

Revenue at Thomas Cook climbed in the first six months of the financial year 2005/2006 by EUR 31.8m or 1.3 per cent to EUR 2.4bn. The sales markets Germany and West improved slightly on the previous year, with revenue of EUR 908m (+ 0.8 per cent) and EUR 472m (+ 0.5 per cent) respectively. In the sales market Britain revenue dropped due to negative exchange rate movements and lower guest numbers to EUR 735m (– 1.9 per cent), and in the sales market International revenue declined by 14.6 per cent to EUR 35m as a result of the disinvestments. Condor posted additional revenue of EUR 66m, taking the total to EUR 499m with significantly higher average yields.

Expenses on leisure travel services went up due to higher fuel prices (+ EUR 63m) and increased charges (+ EUR 13m) to EUR 1.9bn, an increase of 3.0 per cent on the previous year. Other operating expenses for flights operated by airlines outside the group decreased to EUR 6m, however, due to reduced traffic. Altogether these factors led to 4.0 per cent lower gross yield at EUR 545m. Gross yield margin was at 22.4 per cent, slightly below last year (23.6 per cent).

Other operating income increased by EUR 27m (+ 32.5 per cent) to EUR 110m. This rise was largely the result of book profits on the companies that were deconsolidated in the first half of 2006, in particular the Canadian Porto Bay (+ EUR 5m), the India and Mauritian companies (+ EUR 23m) and Aldiana (+ EUR 12m).

Other operating expenses (including staff costs and current depreciation) were reduced by 2.2 per cent to EUR 860m. Higher expenses for retirement benefits led to an increase of EUR 3m in staff costs, taking the total to EUR 410m. The average number of employees over the year dropped by 11.6 per cent compared with the second quarter 2004/2005, finishing at 19,241. This reduction is mainly due to the sale of companies and restructuring in the sales markets Germany and Britain. A group-wide human resources management team now monitors the number of employees using a new method. Numbers for prior years have been adjusted accordingly. The remaining other operating expenses at EUR 371m were below the level of the previous year (EUR 392m).

Capital expenditure in the half-year came to EUR 20m (previous year: EUR 17m). The focus was on financial assets, the capitalisation of major aircraft service inspections, so called C4 checks, and on IT investments. Operating cash flow improved by EUR 25m or 30.7 per cent to EUR 106m. Net debt was reduced by EUR 452m compared with 30 April 2005 and by EUR 219m compared with EUR 60m at the end of the financial year on 31 October 2005.

Thomas Cook generated a negative operating result (EBITA) of EUR 200m for the first six months of the 2005/2006 financial year, due to seasonal factors. This represents an improvement of EUR 17m over the previous year. The segment result for the Lufthansa Group based on the equity valuation is EUR – 71m (previous year: EUR – 77m).

The outlook for the financial year 2005/2006 is positive. Following its restructuring Thomas Cook now has a competitive cost structure and optimised processes. European bookings for the summer season 2006 are up by 4.8 per cent, posted revenue by even 5.2 per cent. The booking figures for the World Cup month of June were also very good, thanks to early price offers by all operators. The German business is a major contributor to these healthy bookings, showing growth of 9.3 per cent. Bookings in Britain and the Netherlands have dropped slightly, however, by 0.6 per cent and 1.9 per cent respectively. Despite difficult trading conditions and rising fuel prices Thomas Cook anticipates meeting its financial targets and exceeding last year's results.

Consolidated income statement January – June 2006

	January – June 2006 €m	January – June 2005 €m	**April – June 2006** €m	April – June 2005 €m
Traffic revenue	7,437	6,531	4,073	3,552
Other revenue	2,211	1,920	1,129	996
Revenue	**9,648**	**8,451**	**5,202**	**4,548**
Changes in inventories and work performed by the enterprise and capitalised	55	52	21	4
Other operating income	537	555	238	270
Cost of materials and services	– 5,005	– 4,138	– 2,613	– 2,213
Staff costs	– 2,507	– 2,327	– 1,255	– 1,163
Depreciation, amortisation and impairment	– 517	– 542	– 263	– 261
Other operating expense	– 1,873	– 1,791	– 946	– 896
Profit/loss from operating activities	**338**	**260**	**384**	**289**
Result from investments accounted for using the equity method	– 2	– 65	33	– 12
Other income from subsidiaries, joint ventures and associates	47	26	29	15
Net interest	– 95	– 146	– 24	– 77
Other financial items	– 35	0*	– 44	– 8
Financial result	**– 85**	**– 185**	**– 6**	**– 82**
Profit/loss before income taxes	**253**	**75**	**378**	**207**
Income taxes	– 140	– 74	– 170	– 89
Profit/loss after income taxes	**113**	**1**	**208**	**118**
Result attributable to minority shareholders	– 28	– 1	– 25	– 2
Result attributable to shareholders of Deutsche Lufthansa AG	**85**	**0***	**183**	**116**
Basic earnings/loss per share in €***	0.19	0.00**	0.40	0.25
Diluted earnings/loss per share in €***	0.19	0.00**	0.19	0.00**

* Rounded below € 1m.
** Below € 0,01.
*** The basic earnings/loss per share are determined by dividing the net profit/loss for the period by the weighted average number of ordinary shares outstanding during the period under review, based on the increased number of shares following the capital increase. The comparative figures have been adjusted accordingly. The diluted earnings/loss per share are determined by attributing the ordinary shares which might maximally be issued upon exercise of the convertible bond of Deutsche Lufthansa AG issued on 4 January 2002. Group net profit/loss for the period is increased by the amounts spent on the convertible bonds.

Shareholders' equity and liabilities	30 June 2006 €m	31 December 2005 €m	30 June 2005 €m
Issued Capital	1,172	1,172	1,172
Capital reserve	1,366	1,366	1,366
Fair value reserves	177	74	243
Retained earnings	1,366	1,267	1,269
Net profit/loss for the period	85	453	0*
Equity share of the shareholders of the Deutsche Lufthansa AG	**4,166**	**4,332**	**4,050**
Minority interests	216	190	37
Shareholders' equity	**4,382**	**4,522**	**4,087**
Retirement benefit obligations	3,897	4,022	4,018
Other provisions and accruals	388	413	399
Borrowings	2,707	2,363	2,555
Other liabilities	77	96	91
Payments received on account and deferred income	11	104	130
Derivative financial instruments	292	190	171
Deferred income tax liabilities	721	614	458
Non-current provisions and liabilities	**8,093**	**7,802**	**7,822**
Other provisions and accruals	1,415	1,166	1,721**
Borrowings	445	1,200	1,020
Trade payables and other liabilities	3,410	3,407	2,830**
Liabilities from unused flight documents	1,428	818	1,144
Payments received on account and deferred income	108	87	206
Derivative financial instruments	278	247	249
Actual income tax liabilities	64	23	32
Current provisions and liabilities	**7,148**	**6,948**	**7,202**
Total shareholders' equity and liabilities	**19,623**	**19,272**	**19,111**

* Rounded below € 1m.
** First half of 2005 adjusted: accruals are now disclosed under trade payables and liabilities.

Consolidated cash flow statement

	January – June 2006 €m	January – June 2005 €m
Cash and cash equivalents on 1 January	**1,173**	**2,836**
Profit/loss before income taxes	253	75
Depreciation of fixed assets (net of reversals)	524	536
Depreciation of repairable aircraft spare parts	63	18
Result from fixed asset disposal	– 4	– 15
Result from investments accounted for using the equity method	– 45	65
Net interest	95	146
Income taxes paid	– 35	– 40
Change in working capital*	– 154	– 58
Cash flows from operating activities	**697**	**727**
Purchases of tangible assets and intangible assets	– 381	– 454
Purchase of financial assets	– 368	– 234
Disposals/additions to repairable aircraft spare parts	– 74	– 21
Proceeds from sale of non-consolidated equity investments	– 1	17
Proceeds from sale of consolidated equity investments	–	0**
Acquisition of non-consolidated equity investments	– 127	– 2
Acquisition of consolidated equity investments	–	–
Proceeds from disposals of intangible assets, tangible assets and other financial assets	103	58
Interest received	177	131
Dividends received	64	39
Net cash used in investing activities	**– 607**	**– 466**
Securities/fixed-term deposits	237	– 385
Net cash used in investing activities and cash investements	**– 370**	**– 851**
Redemption of conversion options from the Convertible Bond 2004	– 102	–
Long-term borrowings	540	281
Repayments of long-term borrowings	– 867	– 131
Other borrowings	88	83
Dividends paid	– 229	– 137
Interest paid	– 181	– 166
Net cash used in financing activities	**– 751**	**– 70**
Net decrease/increase in cash and cash equivalents	**– 424**	**– 194**
Effects of exchange rate changes	– 6	1
Cash and cash equivalents on 30 June	**743**	**2,643**
Securities	1,896	1,053
Total liquid funds	**2,639**	**3,696**

* The working capital consists of inventories, receivables, payables and provisions and accruals.
** Rounded below € 1 m.

Contingent liabilities

	30.6.2006 €m	31.12.2005 €m
From guarantees, bills and cheque charges	783	812
From warranty agreements	1,028	1,386
From collateralisation of third-party liabilities	3	3

Payments of EUR 34m were received in the first half-year for four CRJ 200s, two ATR 72s and an Airbus A 310 aircraft sold by signed aircraft purchase agreements as of year-end 2005, giving rise to an accounting profit of EUR 11m. In the first half-year 2006 a sales agreement for a Canadair Regional Jet was closed, in addition to contracts for the sale of fourteen further aircraft of the same type signed as of year-end 2005. These sales agreements will generate sales proceeds of EUR 66m and accounting profits of EUR 13m in the course of 2006.

The contingent asset described in the full year's consolidated financial statements for 2005 resulting from a D & O insurance police in connection with a claim for damages in Scandinavia continues to exist in the amount of EUR 127.5m.

At the end of June 2006 procurement obligations of EUR 3.4bn existed concerning investments in tangible and intangible fixed assets. As of 31 December 2005 these obligations had amounted to EUR 3.5bn.

Assets held for sale

	January –June 2006 €m	Financial Statements 2005 €m	January –June 2005 €m
Assets			
Aircraft and spare engines	53	70	13
Financial assets	–	–	219
Other assets	–	3	3
Equity/liabilities from assets held for sale			
Equity	–	–	180
Liabilities	–	–	–

Issued capital

The Annual General Meeting held on 16 June 2004 authorised the Executive Board until 15 June 2009 to increase the issued capital by EUR 25m with the approval of the Supervisory Board by issuing new registered shares to employees against a contribution in cash. Shareholders' subscription rights are excluded.

In line with the decision of the Annual General Meeting held on 17 May 2006 the distributable profit amounting to EUR 229m shown in the parent company's full-year financial statements was duly paid out to the shareholders. The dividend for the 2005 financial year amounted to EUR 0.50 per share.

The previous year dividend was EUR 0.30 per share.

Business segment information January – June 2005

	Passenger Transportation	Logistics	MRO	Catering	Leisure Travel	IT Services	Service and Financial Companies	Segment total
	€m	€m	€m	€m	€m	€m	€m	€m
External revenue	5,432	1,263	852	786	–	118	–	8,451
– of which traffic revenue	5,323	1,208	–	–	–	–	–	6,531
Inter-segment revenue	240	6	682	248	–	182	–	1,358
Total revenue	5,672	1,269	1,534	1,034	–	300	–	9,809
Other segment income	384	78	65	86	– 77	9	191	736
– of which from investments accounted for using the equity method	– 5	7	7	4	– 77	–	0*	– 64
Cost of materials	3,263	860	723	439	–	15	12	5,312
Staff costs	1,097	162	460	463	–	114	34	2,330
Amortisation and depreciation	387	67	34	25	–	15	11	539
– of which impairments	–	–	–	–	–	–	–	–
Other operating expenses	1,194	223	234	207	–	141	79	2,078
Segment results	**115**	**35**	**148**	**– 14**	**– 77**	**24**	**55**	**286**
– of which from investments accounted for using the equity method	– 5	7	7	4	– 77	–	0*	– 64
Segment assets	8,285	1,325	2,179	1,357	186	208	3,049	16,589
– of which from investments accounted for using the equity method	176	5	89	72	186	–	3	531
Segment liabilities	6,904	710	1,603	774	–	224	1,681	11,896
– of which from investments accounted for using the equity method	–	–	–	–	–	–	–	–
Capital expenditure	315	26	43	33	–	22	146	585
– of which from investments accounted for using the equity method	–	–	0*	–	–	–	–	–
Other significant non-cash items	90	7	17	8	–	4	1	127
Employees at the balance sheet date	35,197	4,761	17,673	28,408	–	3,235	1,099	90,373
Average number of employees	35,045	4,810	17,713	28,298	–	3,224	1,104	90,194

* Rounded below € 1m.

Financial data 2006/2007

Contact

Deutsche Lufthansa AG
Investor Relations

Frank Hülsmann
Lufthansa Aviation Center, Airportring,
60546 Frankfurt/Main, Germany
Phone: +49 (0) 69-696-2 80 01
Fax: +49 (0) 69-696-9 09 90
Email: investor.relations@dlh.de

Erika Laumer
Ralph Link
Axel Pfeilsticker
Lufthansa Aviation Center, Airportring,
60546 Frankfurt/Main, Germany
Phone: +49 (0) 69-696-2 80 02, -64 70 or -9 09 97
Fax: +49 (0) 69-696-9 09 90
Email: investor.relations@dlh.de

The easiest way to order our Annual and Interim Reports is via our order form on the internet.
You can also contact:
Deutsche Lufthansa AG, CGN IR
Von-Gablenz-Straße 2-6, 50679 Cologne, Germany
Phone: +49 (0) 2 21-826-39 92
Fax: +49 (0) 2 21-826-36 46
Email: CGNIRAW@dlh.de

Latest financial information on the internet:
http://www.lufthansa-financials.com

Concept and Design
Kirchhoff Consult AG, Hamburg, Germany

2006

26 Oct. Press Conference and Analysts' Conference on interim result January – September 2006

2007

8 March Press Conference and Analysts' Conference on 2006 result

18 April Annual General Meeting Berlin

26 April Release of Interim Report January – March 2007

26 July Release of Interim Report January – June 2007

25 Oct. Press Conference and Analysts' Conference on interim result January – September 2007